

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 27, 2016

Miguel Penella
Chief Executive Officer
RLJ Entertainment, Inc.
8515 Georgia Avenue, Suite 650
Silver Spring, MD 20910

> **Re: RLJ Entertainment, Inc.**
> **Post-Effective Amendment to Form S-1**
> **Filed June 3, 2016**
> **File No. 333-205588**

Dear Mr. Penella:

We have limited our review of your post-effective amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 5

Risks Associated with Our Liquidity, Our Business and Our Industry, page 5

If we fail to meet all applicable continued listing requirements…, page 5

1. Please revise to provide updated disclosure regarding the deficiency letter you received from NASDAQ on April 21, 2016 regarding your failure to maintain a minimum stockholder's equity of $2,500,000. We note your disclosure that you were provided a grace period of 45 calendar days, or until June 6, 2016, to submit a plan to regain compliance with this requirement. In addition, on your prospectus cover page, please indicate the market price of your common stock as of the latest practicable date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Jeffrey Jordan, Esq.
       Arent Fox LLP